[LETTERHEAD OF GOLDMAN SACHS ETF TRUST]

October 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs ETF Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
2	12/14/2015	485APOS	0001193125-15-402499
4	2/26/2016	485BXT	0001193125-16-480727
5	3/24/2016	485BXT	0001193125-16-516250
6	4/21/2016	485BXT	0001193125-16-549832
8	5/19/2016	485BXT	0001193125-16-595461
12	6/16/2016	485BXT	0001193125-16-623247
17	7/15/2016	485BXT	0001193125-16-649066
24	8/12/2016	485BXT	0001193125-16-680244

29	9/8/2016	485BXT	0001193125-16-704495
31	10/6/2016	485BXT	0001193125-16-732294
33	11/3/2016	485BXT	0001193125-16-758345
35	12/1/2016	485BXT	0001193125-16-781881
40	12/29/2016	485BXT	0001193125-16-806385
45	1/26/2017	485BXT	0001193125-17-019646
47	2/23/2017	485BXT	0001193125-17-053280
52	3/23/2017	485BXT	0001193125-17-093425
55	4/20/2017	485BXT	0001193125-17-130181
57	5/18/2017	485BXT	0001193125-17-175201
63	6/15/2017	485BXT	0001193125-17-204359
73	7/13/2017	485BXT	0001193125-17-227524
78	8/10/2017	485BXT	0001193125-17-253953
82	9/7/2017	485BXT	0001193125-17-279108
87	10/5/2017	485BXT	0001193125-17-304663

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs S&P 500® Environmental & Socially Responsible ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Allison M. Fumai of Dechert LLP, at 212.698.3526.

Sincerely,

/s/ Caroline L. Kraus

Caroline L. Kraus

Secretary